

Eric J. Gervais, Esq.
Husch Blackwell Sanders LLP
4801 Main Street, Suite 1000
Kansas City, MO 64112-6777

Re: Tortoise Pipeline & Energy Fund, Inc. (the "Fund")
        File Numbers 811- 22585 & 333-175687

Dear Mr. Gervais:

On July 21, 2011 and July 27, 2011, the Fund filed registration statements on Form N-2 under the Securities Act of 1933 ("Securities Act") and the Investment Company Act of 1940 ("1940 Act"), respectively. The initial filing was made to register common stock to be offered in an underwritten public offering. We will review the Fund's expense table and other financial information submitted in subsequent amendments and may have comments regarding that information.

Our comments regarding the filings are set forth below.

General

1.   With respect to the discussion captioned "Risk Factors," consider whether the disclosure should be revised in light of events such as the BP oil rig fire and massive spill in the Gulf of Mexico.

2.   Please state in your response letter whether FINRA will or has reviewed the proposed underwriting terms and arrangements of the transaction involved in the registration statement. In this connection, indicate whether FINRA has reviewed the payments by the adviser of structuring fees, and the fees and other expenses to be paid by the Fund as discussed under the caption "Underwriters – Additional Compensation to be Paid by Our Adviser." Indicate also whether FINRA aggregated such payments with the sales loads or other fees for purposes of determining compliance with FINRA guidelines on underwriter compensation.

3.   In light of disclosure regarding the Fund's contemplated investments in derivative instruments, confirm that the Fund's derivatives disclosure reflects the observations set forth in the recent letter from Barry Miller, Associate Director in the Division of Investment Management, to the Investment Company Institute. In summary, you should provide more understandable disclosure on this topic to investors. Funds are encouraged to focus disclosure on actual anticipated operations rather than a list of investments that

they might make. Funds should tailor their strategy discussion of derivatives to describe the specific instruments in which the fund invests or will invest principally, and provide risk disclosure to reflect the types of derivatives used, and the extent of and the purposes of such use. *See,* Letter to Karrie McMillan, Esq., General Counsel, Investment Company Institute, Derivatives-Related Disclosures by Investment Companies (July 30, 2010).

4.   Add appropriate risk disclosure regarding the volatility and turmoil experienced in the credit and equity markets from 2007 to the present, including events in foreign markets as well as the U.S. Add appropriate risk disclosure if those events may materially impact the Fund.

Facing Page

5.   The fee table on the cover discloses the amount of shares being registered. Confirm that shares to be used to fulfill over-allotments, if any, are included in the shares being registered.

Prospectus Cover

6.   The Fund's objective is to provide stockholders a high level of total return, with an emphasis on making current distributions. If such distributions consist of return of capital disclose that on the cover.

Prospectus

7.   Revise footnote 2 to the price table so as to disclose the amount of the structuring fees.

8.   Clarify footnote 3 so as to indicate that the disclosure, to wit: "we will pay offering costs of up to . . ." means that common shareholders will bear that expense.

9.   Disclosure captioned "Prospectus Summary – The Fund" states that: "Our investment objective is to provide our stockholders a high level of total return with an emphasis on making <u>current distributions</u>." (*Emphasis added.*) Similar references in the summary as well as on the prospectus cover should be revised to indicate, if applicable, that the term refers to or includes distributions constituting a return of capital.

10.   The prospectus discloses that the Fund deems "a company to be a pipeline company if the <u>largest component</u> of its assets, cash flow or revenue . . ." (*Emphasis added.*) The staff considers a company to be in a particular business if it derives fity percent or more of its revenue, or has fifty percent or more of its assets in, that business. Please revise the disclosure accordingly.

11.   Revise the following disclosure appearing in the fourth paragraph under this sub-caption consistent with the highlighted added phrase: "We may invest up to 30% of our total assets in restricted <u>and other illiquid</u> securities, primarily through direct investments in securities of listed companies."

12.   Disclosure captioned "Prospectus Summary – Investment Strategy" states that: "We will also seek to provide current income from gains earned through an option strategy which will <u>normally</u> consist of writing (selling) call options on selected equity securities in our portfolio." (*Emphasis added.*) Disclose the other ways by which this strategy might be implemented.

13.   The discussion sub-captioned Prospectus Summary – Federal Income Tax Status" relates to the Fund's qualification as a RIC, including the requirement for it to meet certain distribution requirements. If accurate, the discussion should be qualified to the extent necessary to account for the fact that the Fund's distributions may consists of returns of capital. Likewise, the final two bullets under the next sub-caption, "Investment Policies," may need to be qualified to the extent such assets are not consistent with the asset diversification test referenced in the disclosure.

The first bullet under the latter sub-caption regarding the Fund's 80% policy of investing in equity securities should be revised so as to define what the Fund means by equity security. The third bullet, which refers to debt securities rated below investment grade, should be revised so as to specifically reference "junk."

14.   The third paragraph under the sub-caption "Prospectus Summary – Investment Policies" begins with the following sentence: "The term "total assets" includes assets obtained through leverage <u>for the purpose of each of our non-fundamental investment policies as set forth above</u>." (*Emphasis added.*) In a later discussion the term "Managed Assets" is used. Explain to the staff the significance of the underlined clause. It suggests that there are other policies as to which total assets might not include leverage. Both terms may confuse investors and should be reconciled or fully explained in the disclosure. Further, the terms should be defined when they are first used.

15.   The first paragraph of the disclosure sub-captioned "Prospectus Summary – Distributions" regarding the Funds planned quarterly distributions should be revised to indicate the nature of the distributions, that is, whether they will consists of returns of capital.

16.   The discussion sub-captioned "Hedging & Risk Management" discloses that: "In an attempt to reduce the interest rate risk arising from our leveraged capital structure, we may, but are not obligated to, use interest rate transactions such as swaps, caps and floors . . ." Specify if the Fund will write or sell? If so, disclose why and all material risks. Also disclose the maximum amount it may sell in terms of percentage of assets. If the Fund will or may engage in credit default swaps, revise the discussion to indicate that fact, disclose how the Fund will use them, and disclose all material risks.

17. The discussion sub-captioned "Prospectus Summary – Risks" is designed to be a discussion of all material risks. Instead, this discussion points investors to the subsequent discussion of "Risk Factors" and warns investors, among others things, that an investment in the Fund is not a complete program and may not be suitable. Revise the disclosure to more fully summarize the risk of investing in the Fund.

18. The fee table is substantially blank. We may have comments regarding that information upon its inclusion in an amendment to this registration statement. Revise the fee table discussion by moving the footnotes appearing after the "Total Annual Expenses" segment of the table so as to follow the Example. Delete footnote 8 to the table. The footnote presents expenses based on the Fund's Managed Assets as oppose to the Fund's net assets. Included, as it is, as a footnote to the table, it is our view that the footnote obscures and impedes an accurate understanding of the required fee table. If the Fund believes the information is useful to investors it should be presented in a later more appropriate location in the document.

19. Disclosure captioned "Investment Objective and Principal Investment Strategies – Investment Securities" indicates that the Fund may invest in a wide range of equity securities and provides a list of the type of securities that may be included in the Fund's equity investments. Provide disclosure that more fully lists all the securities that are expected to comprise the Fund's equity securities investments.

20. Disclosure captioned "Investment Objective and Principal Investment Strategies - Temporary Investments and Defensive Investments" states that: "Under adverse market or economic conditions, we may invest 100% of our total assets in these securities. . . To the extent we invest in these securities on a <u>temporary basis or for defensive purposes,</u> we may not achieve our investment objective." (*Emphasis added.*) Explain the purpose of the word "temporary" as used in this disclosure if not intended to modify the Fund's defensive investment policy. Please revise the disclosure accordingly. Further, when will the Fund not seek its objectives? Under what market conditions?

21. Later disclosure under the sub-caption "Conflict of Interest" states that: "Our Adviser will observe a policy for allocating negotiated private placement opportunities among its clients that takes into account the amount of each client's available cash and its investment objectives." If the Fund's cash position will, to any extent, be based on this policy, provide disclosure as to how the Fund expects to position itself with respect to its holdings of cash and its advisor's allocation of private placement opportunities.

22. The second paragraph of the discussion sub-captioned "Hedging and Risk Management" discusses interest rate transactions, including swaps. The discussion notes that the Fund's payment obligation is based on the notional amount of swaps. Clarify whether in all cases the Fund will actually own the underlining obligation. The second sentence in the third paragraph under this sub-caption states that: "Such hedging strategies may be utilized to seek to protect against possible adverse changes in the market value of securities held in our portfolio, <u>exposure to non-U.S. currencies,</u> or to

otherwise protect the value of our portfolio." (*Emphasis added.*) Clarify the meaning or significance of the underlined clause.

23.   Disclosure captioned "Risk Factors – Concentration Risk" discusses the Fund's strategy of concentrating in pipeline and other energy infrastructure investments. Investment Limitation 4 in the list of fundamental restrictions states that: "We may not ...concentrate (invest 25% or more of total assets) our investments in any particular industry, except that we will concentrate our assets in the group of industries constituting the energy infrastructure sector." List the industries comprising the energy infrastructure sector. Confirm that the Fund will hold 25% or more of such investments in its portfolio at all times.

24.   The discussion of "Risk Factors – Delay in Use of Proceeds Risk" indicates that: "Although we expect to fully invest the net proceeds of this offering within three to six months after the closing of the offering, <u>such investments may be delayed</u> if suitable investments are unavailable at the time, if market conditions and volumes of securities are not favorable at the time or for other reasons." (*Emphasis added.*) If the investment process is delayed will the Fund obtain shareholder consent to exceed the six months requirement as required by staff policy set forth in Guide 1 to Form N-2?

25.   The first bullet of the discussion captioned "Determination of Net Asset Value" states that: "The fair value for equity securities and equity-related securities is determined by using readily available market quotations from the principal market." The prospectus and SAI discussions of this topic use the words fair value and market value to refer to the same concept. Revise the discussion of this subject matter in the prospectus and the SAI so as to distinguish these concepts and clearly indicate the circumstances under which the Fund will use these methods to value its portfolio assets.

26.   The last sentence of the eleventh paragraph of the discussion captioned "Underwriters" in discussing lock-up agreements refers to the issuance of common stock pursuant to the "Plan." Clarify the type of plan referred to in this discussion.

Statement of Additional Information

27.   The discussion captioned "Other Equity Securities" states that: "We may also invest in all types of publicly traded equity securities, including but not limited to, preferred equity, convertible securities, depository receipts, limited partnership interests, rights and <u>warrants</u> of companies that are organized as corporations, exchange traded funds, <u>exchange traded notes</u>, limited partnerships and limited liability companies and REITs." (*Emphasis added.*) Clarify the disclosure to indicate that the referenced warrants relate to underling equity securities. Explain why, in your view, the second highlighted instrument would be deemed to be an equity interest.

28.   Revise the discussion captioned "Management of the Fund" by deleting the following text: "References to the qualifications, attributes and skills of the directors are pursuant to requirements of the Securities and Exchange Commission, and do not

constitute holding out of the Board of Directors or any individual director as having any special expertise or experience, and shall not impose any greater responsibility or liability on any such person or on the Board of Directors by reason thereof."

29.   The last sentence of the last paragraph of the sub-caption "Indemnification of the Directors and Officers" begins with the clause: "In addition, Maryland law permits a corporation to advance reasonable expenses . . ." Add disclosure following this sentence indicating that the Fund will following the requirements of Investment Company Act Release No. 11330 (September 2, 1980) in connection with any advancement of expenses.

*   *   *   *   *   *   *   *   *   *   *

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied in your response letter, or on exhibits added in any pre-effective amendments.

Whenever a comment is made in one location, it is considered applicable to all similar disclosure appearing elsewhere in the registration statement.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in your response letter and briefly state the basis for your position. Where changes are made in response to our comments provide information regarding the nature of the change and, if appropriate, the location of such new or revised disclosure in the amended filing. As required by the rule, please insure that you mark new or revised disclosure to indicate change.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;
- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Should you have any questions regarding this letter, please contact me at (202) 551-6976.

Sincerely,

Larry L. Greene
Senior Counsel

Monday, August 29, 2011